UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer’s ID (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with Paragraph 4 of Article 157 of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general, further to the Material Fact disclosed on July 18, 2020 and in line with the implementation of its Strategic Plan for the transformation of its operations and in connection with the market sounding process previously communicated to the market, that it signed, on this date, an exclusivity agreement (the “Agreement”) with Highline do Brasil II Infraestrutura de Telecomunicações S.A. (“Highline”), that presented, through Oi's financial advisor, Bank of America Merrill Lynch (“BofA”), the best binding offer (“Offer”), above the minimum price established, for acquisition, in a competitive process, under the terms of articles 60, 141, II and 142, II of Law No. 11,101/05 with the Brazilian Reorganization and Bankruptcy Statute (Lei de Recuperações e Falências - “LRF”), of the mobile telephony operation of Oi and its subsidiaries (“UPI Mobile Assets”), as provided for in the amendment to the Judicial Recovery Plan (the “Amendment”) filed with the 7th Corporate Court of Rio de Janeiro (the “RJ Court”) on June 15, 2020.

Under the Agreement, the Company granted Highline exclusivity, subject to the terms and conditions provided for in the Agreement and maintaining the economic terms of the Offer, to negotiate the documents and attachments related to the Offer.

The Agreement aims (i) to guarantee security and speed to ongoing negotiations between the parties; and (ii)  permit Oi, once the negotiation of the documents between the parties are satisfactorily concluded, to pre-qualify Highline, as a stalking horse, to participate in the competitive process of disposal of the UPI, thus guaranteeing the right to top other proposals received in that process.

The exclusivity agreement is effective until August 3, 2020, and may be extended by agreement between the Parties.

Oi reiterates its commitment to comply with the Strategic Plan and to focus on becoming the largest provider of telecommunications infrastructure in Brazil by expanding fiber optics and high-speed internet, offering businesses solutions and preparing for the development into 5G, with a focus on businesses with greater value-added, growth prospects and a vision for the future.

The Company will keep its shareholders and the market informed of any development regarding the subject matter of this Material Fact.

Rio de Janeiro, July 22, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will,” “must,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “predicts,” “plans,” “targets,” “objective,” “projects,” “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph.

No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the United States, or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer